Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2
Telephone: (905) 771– 6551
June 23, 2014

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	H. Roger Schwall,
Assistant Director

Dear Sirs:

Re:	Falconridge Oil Technologies Corp. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-191018
Filed April 4, 2014

Further to the filing of an amended registration statement on Form S-1/A #3 filed by the Company on April 4, 2014, the Company writes to update response of the Company to your letter to the Company dated April 11, 2014 regarding the Company’s Registration Statement on Form S-1/A #3. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1

General

1.	We are in receipt of your revised application for confidential treatment, and we will issue any related comments in a separate letter.

Response: n/a.

Material Contracts, page 28

2.
You disclose that your license agreement with HSC was renewed and continues on a year to year basis “as neither party received notice of termination of this agreement.” However, Section 10 of the agreement states that the agreement “can be renewed annually” by mutual consent and signature of both parties. Please advise or revise.

Response: The Company has revised the amended registration statement.

3.	Please briefly discuss the Service Gross Overriding Royalty Agreement from 2011, including the effective date, counterparty, expiration date, and what the agreement covers.

Response: The Company has revised the amended registration statement.

4.
We note that you have filed the reserve and economic evaluation prepared by Chapman Petroleum Engineering Ltd as Exhibit 99.1 to your registration statement. Please revise your prospectus and the third party report, as applicable, to provide the disclosure required by Items 1202(a)(7) and 1202(a)(8) of Regulation S-K.

Response: The Company has revised the amended registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 34

5.
We note your revenues narrative for the three months ended November 30, 2013 incorrectly labels an increase in revenues as a decrease. Additionally, we note your expenses narrative for the three months ended November 30, 2013 incorrectly labels a decrease in expenses as an increase. Please revise your disclosure to resolve these inconsistencies.

Response: The Company has revised the amended registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 44

6.	Please revise to provide information under this heading as of the latest practicable date. See Item 403 of Regulation S-K.

Response: The Company has revised the amended registration statement.

Certain Relationships and Related Transactions, and Director Independence, page 45

7.
At page 3, you disclose that Falconridge Ontario became your wholly owned subsidiary in August 2013. In this section, you disclose that First World Trade had advanced to Falconridge Ontario $1,262,403 as of February 28, 2013. However, Item 404 of Regulation S-K requires you to provide the largest aggregate amount of principal outstanding during the (disclosure) period as well as the amount outstanding “as of the latest practicable date.” See Item 404(a)(5). Please revise to provide all the disclosure Item 404 requires.

Response: The Company has revised the amended registration statement.

8.
File as an exhibit the loan agreement referenced at pages F-17 and F-27 whereby First World Trade has advanced these funds to Falconbridge Ontario. See Item 601(b)(10) of Regulation S-K. Also revise references elsewhere in your prospectus where you indicate only that First World Trade is controlled by “a shareholder of the Company” to clarify that Mr. Pellicane is the sole shareholder of First World Trade.

Response: There is no written agreement between First World Trade Corporation (“FWT”) and Falconridge Oil Ltd. regarding the sums advanced on pages F-17 and F-27 (the “Loans”).  The Loans were advanced based on an oral agreement and are on a no interest basis with no specific repayment terms.  Moreover, the Loans consisted of shared operating expenses allocated to the Company that were borne by FWT for accounting/bookkeeping, travel, salaries and office lease expenses.  The Company has revised the amended registration statement throughout to indicate that Mr. Pellicane is the sole shareholder of FWT.

Financial Statements – Annual

Note 9 – Supplemental information on oil and gas operations, page F-19

9.
We note your estimated net proved reserves at February 29, 2013 is 2,183 (Bbls). Please provide a reconciliation to explain the difference between this disclosure and table 4 and table 4a of your independent reserve and economic evaluation and resources assessment filed as Exhibit 99.1, where, as of January 1, 2013, you report approximately 4,000 (Bbls) of reserves.

Response: The Company only has rights to 50% of the reserves shown in the reserve report which would be 50% of the 4,365 BBLs, since 50% of the revenues are remitted to another party.  This equates to the 2,183 Bbls shown in the disclosure.

Signature Page

10.	Please note that the registration statement must be signed by a majority of your directors. In that regard, we note that only two of your four directors have signed the registration statement.

Response: The Company has revised the amended registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

FALCONRIDGE OIL TECHNOLOGIES CORP.

Per:	/s/Mark Pellicane
Mark Pellicane
Chief Executive Officer